LONDAX CORP.

Puces iela 47, Riga,

Latvia LV-1082

+372 712 1419

londaxcorp@protonmail.com

November 17, 2023.

Ms. Mariam Mansaray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Londax Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 25, 2023

File No. 333-274140

Dear Ms.Mansaray,

LONDAX CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated November 8, 2023 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on August 22, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary

General Information about the Company, page 4

1.	We note your disclosure here and throughout the prospectus related to financial statement information for the period ended May 31, 2023. Please revise your disclosure here and throughout the prospectus to disclose this information for the periods presented.

RESPONSE: We have revised our disclosure here and throughout the prospectus to include the information for the periods presented.

Note 6 - Commitments and Contingencies, page F-8

2.	Your response to prior comment 3 states that you intend to account for and reflect the expenses paid by Mr. Olegs Pavlovs on your behalf within your financial statements as operating expenses with a corresponding credit to additional-paid-in-capital. Please tell us why the Plan of Operation on page 23 does not indicate that these expenses will be included and confirm whether or not these expenses relate to the fiscal year-ended May 31, 2023 or the period-ended August 31, 2023.

RESPONSE: Please refer to the original Comment 3 and our response in Amendment No. 2 to the Registration Statement on Form S-1 filed on October 25, 2023, below:

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Note 6 - Commitments and Contingencies, page F-8

In response to prior comment 11, you clarified that the office was provided by your sole officer and president Mr.Olegs Pavlovs for free use, without any payment. Please tell us how you intend to account and reflect the expense paid by Mr. Olegs Pavlovs on your behalf within your financial statements. Note that any obligations paid by any related parties on behalf of the registrant must be reflected in the registrant’s financial statements as an operating expense and a corresponding credit to additional-paid-in-capital. Refer to SAB Topic 5T

RESPONSE: We have added the following information to Note 6 of our financial statements:

We intend to account for and reflect the expenses paid by Mr. Olegs Pavlovs on our behalf within our financial statements. Any obligations paid by related parties on behalf of the registrant will be recorded in the registrant's financial statements as operating expenses, with a corresponding credit to additional-paid-in-capital. This approach is in accordance with SAB Topic 5T.

We would like to reissue our reply to prior comment 3 to Amendment No. 2 to Registration Statement on Form S-1 Filed October 25, 2023, as follows:

RESPONSE: We intend to account and reflect the expense paid by Mr. Olegs Pavlovs on Company behalf within our financial statements as 'Related Party Loan,' rather than as additional paid-in capital.

We have added the following statement to Note 6 - Commitments and Contingencies, page F-8:

All company-related expenses personally paid by the director are accounted for under 'Related Party Loan,' rather than as additional paid-in capital. We disclose all expenses associated with the company and paid by directors in Note 4 - 'Loan from Director’.

Also, we have deleted previously added disclosure in the Note 6 - Commitments and Contingencies, page F-8:

We intend to account for and reflect the expenses paid by Mr. Olegs Pavlovs on our behalf within our financial statements. Any obligations paid by related parties on behalf of the registrant will be recorded in the registrant's financial statements as operating expenses, with a corresponding credit to additional-paid-in-capital. This approach is in accordance with SAB Topic 5T.

Additionally, we have disclosed the following statement in our Plan of Operation:

Our director has agreed to provide his own premises for office needs. They will not take any fee for this space; it is provided free of charge. All company-related expenses personally paid by the director are accounted for under 'Related Party Loan,' rather than as additional paid-in capital. We disclose all expenses associated with the company and paid by directors in Note 4 - 'Loan from Director’.

As of May 31, 2023, our Director paid $760 on behalf of the company, which was reflected in the related party loan section of our prospectus.

On August 20, 2023, our Director made an additional payment of $3500 on behalf of the company, also reflected in the related party loan section of our prospectus.

As of August 31, 2023, our Director has loaned a total of $4260, as reflected in the related party loan section of our prospectus.

Please direct any further comments or questions you may have to the company at londaxcorp@protonmail.com

Thank you.

Sincerely,

/S/ Olegs Pavlovs

Olegs Pavlovs, President

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